UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 29, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date:	July 29, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

EXTERNAL NEWS RELEASE

08-20-TC

For Immediate Release:	July 29, 2008

TECK COMINCO TO ACQUIRE FORDING CANADIAN COAL TRUST ASSETS

Vancouver, BC -- Teck Cominco Limited [TSX:TCK.A and TCK.B, NYSE:TCK] (“Teck”) announced today that it has entered into an agreement with Fording Canadian Coal Trust (“Fording”) under which Teck will acquire 100% of Fording’s assets, which consist principally of a royalty in respect of Fording’s 60% non-operating interest in the Elk Valley Coal Partnership (“Elk Valley Coal”). Under the terms of the transaction, Fording unitholders will receive US$82.00 in cash and 0.245 of a Teck Class B subordinate voting share per Fording unit. Based on the 20 day volume weighted average price of Teck Class B shares on the New York Stock Exchange (“NYSE”), the proceeds to Fording unitholders represent a 18% premium to the 20 day volume weighted average price of Fording units on the NYSE, in each case for the period ending July 25. In aggregate, Teck will pay approximately US$12.4 billion in cash and issue approximately 36.9 million Teck Class B subordinate voting shares in consideration for the Fording assets. The cash portion of the consideration is expected to be primarily funded by a US$9.8 billion fully underwritten bridge and term loan facility arranged with a syndicate of banks and the proceeds of the sale of Fording units held by Teck prior to closing.

Elk Valley Coal is the world’s second largest producer of seaborne hard coking coal. Elk Valley Coal produces primarily high quality hard coking coal from its six operating mines in British Columbia and Alberta, Canada which it sells to steel mills mainly in Asia and Europe in addition to North and South America. Teck is the managing partner of Elk Valley Coal and owns a 52% effective interest in the partnership through its 40% direct interest in the partnership and its 19.9% interest in Fording units.

The independent Fording Trustees have unanimously approved the transaction and have received an opinion from RBC Capital Markets to the effect that the transaction is fair, from a financial point of view, to Fording unitholders other than Teck and its affiliates. National Bank Financial Inc. has performed an independent valuation of Fording in compliance with National Instrument 61-101.

Teck’s CEO, Don Lindsay said: “This is a very important transaction for Teck, Fording and Elk Valley Coal. Fording unitholders are receiving a significant premium to the Fording unit price during a time when comparable coal companies have declined substantially from their highs. In addition, our detailed knowledge of the assets and the coking coal markets means that the ownership transition and integration will be seamless. For Teck, the transaction is expected to be immediately and strongly accretive to both earnings and cash flow.”

Mr. Lindsay added: “Based on expectations that the rate of growth in demand for metallurgical coal, especially the high quality coking coal that Elk Valley Coal produces, will continue to outpace relatively constrained growth in supply, we believe that the outlook for this business is strong. We look forward to having Fording unitholders become Teck shareholders and believe they will benefit greatly from ongoing exposure not only to the metallurgical coal business but the outstanding long term value represented by our diversified portfolio of assets.”

Following Teck’s purchase of the Fording assets, Fording will distribute US$ 82.00 in cash and 0.245 of a Teck Cominco Class B subordinate voting share per Fording unit to Fording unitholders and their units will be redeemed. On closing, Teck will assume any residual liabilities for Fording. Fording will not pay distributions prior to closing of the transaction. Substantially all of Fording’s value is attributable to its principal asset, a royalty paid by its subsidiary, Fording LP, based on cash received from the Elk Valley Coal Partnership. The balance of Fording’s value is attributable to its direct interest in Fording LP, which holds a 60% interest in the Elk Valley Coal Partnership. The price paid by Teck for the royalty will be treated as a Canadian Development Expense for tax purposes, fully deductible against Teck’s taxable Canadian income using the 30% declining balance method.

Teck has today entered into an agreement with an affiliate of the Ontario Teachers’ Pension Plan Board (“Teachers”) under which Teachers, in order to facilitate the transaction, has agreed to amend Teck’s “top-up” obligations in connection with Teck’s September 2007 acquisition of 11.25% of the outstanding Fording units from Teachers.  Teachers will, on completion of the transaction, receive compensation of US$105 million for amending its rights, which would have otherwise expired on July 31, 2008.

Closing of the transaction is expected to occur by the end of October, 2008. Closing is expected to occur 20 trading days following unitholder and court approval of the arrangement to provide taxable Canadian unitholders who hold their units as capital property and non-resident unitholders the opportunity to sell their units into the marketplace. It is expected that many such unitholders may choose to do this because the Canadian tax consequences of such a market sale may be more attractive to them than holding the units through to closing and receiving the final distribution of cash and Teck B shares as income. All unitholders are advised to consult with their own tax advisors to determine the tax consequences of the transaction to them.

The agreement between Teck and Fording contains a non-solicitation covenant on the part of Fording, subject to customary “fiduciary out” provisions that entitle Fording to consider and accept a superior proposal, a right in Teck’s favour to match any superior proposal and the payment to Teck of a termination payment of US$400 million if the transaction is not completed due to a superior proposal and in certain other circumstances.

Full details of the offer will be included in an information circular to be mailed to Fording unitholders in compliance with applicable securities laws. Closing of the transaction will be subject to customary conditions including, among others, the availability of the financing arranged by Teck, receipt of all necessary regulatory approvals, absence of material adverse changes, as well as approval of the transaction by 66.67% of Fording unitholders present in person or by proxy at the meeting held to approve the transaction and by a majority of Fording unitholders voting on the transaction other than Teck and its affiliates. The parties expect the transaction to receive regulatory approvals in the ordinary course. Unitholders will be asked to approve the transaction at a meeting to be held in late September and the transaction is expected to close in late October 2008..

Teck’s financial advisors for the transaction are CIBC World Markets and Merrill Lynch Canada Inc.

Investor and Analyst Conference Call and Webcast

The investment community is invited to participate in a conference call and webcast regarding the offer as follows:

Tuesday, July 29, 2008, at 8:45 a.m. (EDT)

Toll Free (North America): 1-866-696-5910

Local/International: +416-340-2217

The live webcast can be accessed by visiting www.teckcominco.com and clicking on the event title under “Webcasts” or by accessing http://www.marketwire.com. The conference call will be available for replay until Thursday August 28, 2008, by calling 1-800-408-3053 for North American callers and +416-695-5800 for international/local callers. Passcode: 3267832#.

An archival webcast of the presentation will be available via the Internet by visiting

www.teckcominco.com and clicking on the event title under “Webcasts”.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Fording or Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the acquisition of the assets of Fording and the financial and tax consequences of that acquisition, including estimates regarding accretion to earnings and cash flow, the integration of Fording into Teck’s business organization, the supply and demand for metallurgical coal, and business conditions affecting the metallurgical coal business generally. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, commodity prices, interest rates, costs of construction and costs of production, production and productivity levels, market competition, and receipt of necessary approvals. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to the operation of Teck’s and Fording’s mines, business and economic conditions in the mining and metallurgical coal industries generally, the supply and demand for labour and other project inputs, prices for commodities to be produced, changes in commodity prices, changes in interest and currency exchange rates, inaccurate geological and engineering assumptions (including with respect to the tonnage, grade and recoverability of reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors as detailed from time to time in Teck’s and Fording’s reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in the annual information forms of Teck and Fording and in their respective public filings with Canadian securities administrators. Teck and Fording do not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com